Reed Smith LLP 1901 Avenue of the Stars Suite 700 Los Angeles, CA 90067-6078 Tel +1 310 734 5200 Fax +1 310 734 5299 reedsmith.com

May 12, 2015

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Glaukos Corporation
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted April 16, 2015
CIK No. 0001192448

Dear Ms. Ravitz:

On behalf of our client, Glaukos Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 1, 2015 (the “Letter”) regarding the Company’s above-referenced Amendment No. 3 to Draft Registration Statement on Form S-1, as confidentially submitted to the Commission on April 16, 2015.  Contemporaneous with this submission, the Company is publicly filing a Registration Statement on Form S-1 (the “Form S-1”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Form S-1.

Use of Proceeds, page 56

1.            Given your disclosure in the last paragraph on page 67 that the payments to the Regents of the University of California will be accelerated and due within 60 days of your offering, please tell us why you have not indicated those accelerated payments as a use of proceeds from your offering or revise your disclosure as appropriate

Response:  The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it does not indicate those accelerated payments as a use of proceeds from its offering because it does not consider the payments to be a purpose of the offering, let alone a principal purpose of the offering as provided in Item 504 of Regulation S-K. The Company respectfully advises the Staff that it is not conducting the offering for the purpose of raising the necessary capital to make the remaining payments due under its agreement with the Regents of the University of California (the “Regents Agreement”) as described on p. 67 of the Form S-1. While the timing of certain payments will be accelerated by the closing of the offering if occurring in 2015, such payments under the Regents Agreement are due whether or not the Company completes the offering and the Company has sufficient cash available to make such payments whether or not it completes the offering. As described on p. 67 of the Form S-1, there is $2,075,000 remaining payable to the Regents during 2015.  As of March 31, 2015, the Company had cash and cash equivalents of $4.2 million.  Additionally, at March 31, 2015 the Company had an additional $3.0 million of borrowing available under its draw-to term loan and had not yet

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Amanda Ravitz <May 12, 2015> Page 2

borrowed any amounts under its revolving line of credit facility. Because the Company has sufficient funds available to make the payments due in 2015 to the Regents from cash on hand or available under its existing credit facility or from revenue generated from the sale of its products, the Company is not conducting the offering for the purpose of meeting its contractual obligation under the Regents Agreement. For these reasons, the Company does not consider these accelerated payments to be a use of proceeds within the meaning of Item 504 of Regulation S-K.

Factors Affecting Future Results, page 67

2.            Please file the agreements referred to in the last paragraph on page 67 or provide us with your analysis as to why those agreements are not required to be filed by Regulation S-K Item 601(b)(10).

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Regents Agreement is not a material contract within the meaning of Item 601(b)(10) of Regulation S-K and accordingly, need not be filed as an Exhibit to the Form S-1.  As disclosed on pages 43, 47 and 104 in the Form S-1, the Company’s consultant Dr. Hill was employed as an Associate Professor at the University of California, Irvine (the “University”) during the period when the patents and patent applications that are the subject of the Regents Agreement were developed. Accordingly, the Company entered into the Regents Agreement to quiet title to its ownership of these patents and patent applications, and avoid potential future questions regarding the ownership of and rights to such intellectual property.  The Company respectfully notes for the Staff that it is customary to enter into assignment or other types of agreements to quiet title to intellectual property developed in consultation with others, particularly where third parties may claim rights in such inventions.  This is done in the ordinary course to clarify the ownership interest and rights of all parties in such intellectual property and avoid potential future disputes regarding ownership.

Moreover, the Company respectfully advises the Staff that the Regents Agreement is not a contract of the type specified in Regulation S-K Item 601(b)10 (ii)(A)-(D).  As an initial matter, the Company views the Regents Agreement as immaterial in financial terms.  As discussed above in the response to Comment #1, the Company has sufficient cash available to make the payments due in 2015, and the ongoing royalty, as disclosed on page 104 of the Form S-1, is equal to a low single digit percentage of worldwide net sales of certain current and future products, including the iStent products, with a required minimum annual payment of $500,000 during the term of the Regents Agreement.  Further, the Regents Agreement is not a license or other agreement to use patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent.  The Regents Agreement is a means to settle a potential co-ownership claim that could have arisen due to the Company’s petition to add Dr. Hill as a named inventor on the Company’s patents (as disclosed on pages 43 and 47 of the Form S-1).  In particular, the University did not grant or transfer any rights to the Company under the Regents Agreement.  The University only agreed not to challenge the assignments of the patents from Dr. Hill to the Company and not to otherwise assert an ownership claim against the Company.  Consequently, the Regents Agreement only quieted title to the patents and licensed nothing.

Moreover, the Company’s business is not substantially dependent on the Regents Agreement.  The Company already had the freedom to make and sell its iStent products without the Regents Agreement.  Further, if the Company had not entered into the Regents Agreement, and the University was ultimately determined to own Dr. Hill’s inventive contribution to the Company’s patents, the Company would then co-own the subject patents with the University.  But as a co-owner, the Company could still have made and sold its iStent products without the consent of and without accounting to the University.  In other words, the Regents Agreement does not provide the Company with freedom to operate; the Company would already have that freedom as a co-owner.  Thus, independent of the existence of the Regents Agreement, the Company has the right to make and sell its iStent

Amanda Ravitz <May 12, 2015> Page 3

products.  The Regents Agreement merely settled a potential dispute and ensured exclusivity of the patented inventions to the Company.  For the foregoing reasons, the Company does not consider the Regents Agreement a material agreement, does not consider itself to be substantially dependent on such agreement, and does not believe such agreement need be filed as an Exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Summary Compensation Table, page 132

3.            We note you have revised the table to disclose compensation for the recently completed 2014 fiscal year and that you have removed the previously disclosed 2013 fiscal year compensation. Because your prior submissions in July and September 2014 were required to include compensation disclosure for 2013, your current summary compensation table should include information for both 2013 and 2014. Please revise accordingly. For guidance, please see Instruction 1 to Item 402(n) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 132 of the Form S-1 accordingly.

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Amanda Ravitz <May 12, 2015> Page 4

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378 or my colleague, Marianne Sarrazin at (415) 659-5936.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP

Cc:                           Thomas W. Burns, Glaukos Corporation, by e-mail

Kim Letch, Ernst & Young LLP, by e-mail

B. Shayne Kennedy, Latham & Watkins, by e-mail

Marianne C. Sarrazin, Reed Smith LLP, by e-mail